Exhibit 99.1

Intec Pharma to Pursue Development of Accordion Pill for Cannabinoid Therapies

Phase 1 clinical trial to begin in first quarter 2017

JERUSALEM (August 04, 2016) – Intec Pharma Ltd. (Nasdaq: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces the initiation of a new clinical development program for its Accordion Pill platform with the two primary cannabinoids contained in Cannabis sativa. Intec Pharma plans to formulate and test Cannabidiol (CBD) and Tetrahydrocannabinol (THC), or AP-CBD/THC, for the treatment of various indications, including pain management. The Company plans to initiate a Phase I clinical trial with AP-CBD/THC during the first quarter of 2017.

Clinical testing by others appears to indicate that extracts of the Cannabis sativa plant containing known amounts of the active compounds (mainly THC and CBD) or diverse synthetic derivatives of THC are promising treatments supported by high-quality evidence, for painful conditions that do not respond to available treatments, such as chronic, neuropathic, inflammatory and oncologic pain1,2.

AP-CBD/THC holds potential to address the major drawbacks of current methods of use and treatment with cannabis and cannabinoids such as short duration of effect, delayed onset, variability of exposure, dose variability, narrow therapeutic window and adverse events that correlate with peak levels.

“We are excited to be expanding our development work to include cannabinoid-based therapies. Current methods of use and treatment with cannabis and cannabinoids are short-acting, which leads to a variety of therapeutic obstacles and gives rise to the need to improve the efficacy and safety of cannabinoids as therapeutics. We believe our Accordion Pill offers a unique opportunity to provide a long-acting oral therapy of cannabinoids for various indications,” said Zeev Weiss, Chief Executive Officer of Intec Pharma. “We believe that utilizing our proprietary platform technology may significantly extend the absorption phase for CBD and THC, thereby resulting in a prolonged and consistent therapeutic effect.”

1 J. Menzanares, Role of the Cannabinoid System in Pain Control and Therapeutic Implications for the Management of Acute and Chronic Pain Episodes, Curr Neuropharmacol. 2006 Jul; 4(3): 239–257.

2 Kevin P. Hill, Medical Marijuana for Treatment of Chronic Pain and Other Medical and Psychiatric Problems A Clinical Review JAMA. 2015;313(24):2474-2483

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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